March 4, 2005



Mail Stop 0305

Via U.S. Mail and Facsimile

William W. Burnham
Chairman of the Board, President,
Chief Executive Officer, and Acting Chief Financial Officer
Trudy Corporation
353 Main Avenue
Norwalk, Connecticut 06851

RE:	Trudy Corporation
	Form 10-KSB for the Fiscal Year Ended March 31, 2004
	From 10-QSB for the Quarterly Period Ended June 30, 2004
	Form 10-QSB for the Quarterly Period Ended September 30, 3004

      File No. 0-16056

Dear Mr. Burnham:

	Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and
Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your filing in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

* * * * *
      As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-KSB for the Fiscal Year Ended March 31, 2004

Item 7. Financial Statements

Report of Independent Registered Accounting Firm, page 20

1. In future filings, please ensure that all reports of the independent registered accounting firms include the name of the firm that issued the report. Refer to the requirements of Rule 2-02 of Regulation S-X.

Consolidated Statements of Operations, page 22

2. We note from the discussion included on page 15 of MD&A that other income (expense) for the fiscal year ended March 31, 2004 included a one-time charge of $263,897 related to the write-down of goodwill associated with Studio Mouse, LLC. Please revise future filings to reflect this write-down as a component of your loss from operations.
Refer to the guidance outlined in SAB Topic 5:P, Question 2.

3. Also, we note from the discussion on page 15 that you have included royalty income and expense in other income and expense in your consolidated statements of operations. As these revenues and expenses appear to relate to your operating activities, please explain why they have not been included as a component of your loss from operations.



Consolidated Statements of Cash Flows, page 24

4. We note from your consolidated balance sheet that the balance as
it relates to notes payable to bank and notes payable to
shareholder
/ officer and related parties materially fluctuated year over year when comparing the balance at March 31, 2004 to March 31, 2003. Although these accounts materially fluctuated, your consolidated statement of cash flows for the year ended March 31, 2004 or Note 14 does not fully disclose the cause of a significant portion of the related non-cash activities and what assets or liabilities were affected by assuming or paying off such debt. Please fully and clearly explain to us what non-cash activities caused these fluctuations, specifically addressing what assets or liabilities were affected by assuming or paying off such debt. In future filing, please fully and clearly explain all material non-cash activities as it relates to investing and financing activities. Refer to the requirements in paragraph 32 SFAS No.95 for guidance.

5. Additionally, please revise your statement of cash flows to provide gross disclosure of borrowings and repayments of notes payable to banks as required by paragraph 11 of SFAS No.95. Note that
"net" presentation is only appropriate for borrowings with an original maturity of three months or less. Refer to the guidance outlined in paragraph 13 of SFAS No.95.

Related Party Transactions

6. We note the disclosure in Item 2 where your state that you lease
warehouse and administrative facilities, which is owned by a limited
liability company, owned by the Company`s President, a former Director and Officer, and a current Board Member. We also note the discussion in the Liquidity and Capital Resources section where you state that (1) for the fiscal year ended March 31, 2004 you
borrowed
$50,000 from a principal shareholder/officer; (2) for the year ended
March 31, 2004 one principle shareholder/ officer was repaid
$87,736
relating to pre-existing loans; (3) subsequent to March 31, 2004, this principal shareholder / officer was repaid approximately $35,000 relating to pre-existing loans; and (4) for the fiscal year ended March 31, 2004, the chief executive officer waived salary of $102,500 which was recorded as a contribution to capital. Please revise the notes to your consolidated financial statements in future filings to include the disclosures required by paragraph 2 of SFAS
No. 57 with respect to these and other related party transactions. As part of your response, please provide us with your proposed disclosure.

Note 15. Commitments, page 36

7. We note from your disclosure that on December 1, 2003 you settled the CHRO suit. In future filings please disclose the amount accrued and paid in connection with the settlement or explain why you do not believe this is required. Refer to paragraph 9 of SFAS No. 5.

Quarterly Reports on Form 10-QSB for the quarters ended June 30,
2004
and September 30, 2004
Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

8. We note the disclosure indicating that subsequent to June 30, 2004, the chief executive officer entered into an agreement with the
Board of Directors whereby his salary was reduced to $1 per year. Note that we would expect the Company`s financial statements to reflect reasonable compensation levels in relation to the nature and extent of the related services provided. To the extent that the fair value of services provided exceeds the amount of compensation paid to the chief executive officer, please revise the Company`s financial statements to reflect the fair value of the services as a capital contribution.



      You may contact Jeff Jaramillo at (202) 824-5566 or Linda
Cvrkel, Branch Chief, at (202) 942-1936 if you have questions regarding these comments. Please contact Max Webb, Assistant
Director, at (202) 942-1850 with any other questions.



							Sincerely,


							Linda Cvrkel
							Branch Chief



Via facsimile: 	William W. Burnham Chairman of the Board,
President, Chief Executive Officer, and Acting Chief Financial
Officer

			(203) 846-1776












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William W. Burnham
Trudy Corporation
March 4, 2005
Page 1